Exhibit 99.1

FOR IMMEDIATE RELEASE

Chief Financial Officer and Company Secretary Transition

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (May 4th, 2009) – ChemGenex Pharmaceuticals Limited (ASX:CXS and NASDAQ:CXSP) announced today that Mr. Rick Merrigan, the company’s Chief Financial Officer and Company Secretary has retired from the company. Effective immediately, Dr. James Campbell has been appointed the company’s Chief Financial Officer and Company Secretary.

Mr. Merrigan has been involved with ChemGenex for the past 5 years, and has been an integral member of the company’s executive team, leading ChemGenex’s finance team and playing a critical role in the development and operations of company-wide finance and reporting systems and procedures. The company thanks Rick for his service and commitment and wishes him well in his retirement.

Dr. Campbell has more than 20 years of international experience in scientific research, research management, management consulting and venture capital. Dr. Campbell has been with the company since September 2002 and is currently the company’s Chief Operating Officer and a member of the executive team.

About ChemGenex Pharmaceuticals Limited    (http://www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate, is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML). ChemGenex has a second anticancer compound, amonafide dihydrochloride (Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP". For additional information on ChemGenex Pharmaceuticals, please visit our web site at http://www.chemgenex.com.

Details on the clinical trials can be accessed from the following websites;

http://clinicaltrials.gov/ct2/show/NCT00375219?term=homoharringtonine&rank=9 and http://www.tkiresistantcmltrials.com

Chief Financial Officer and Company Secretary Transition

Contacts

ChemGenex Information	Media Relations – Australia	Media Relations – USA
Dr. Greg Collier CEO and Managing Director Cell (Australia): +61 419 897501 Cell (USA): +1 650 200 8145 Email: collier@chemgenex.com	Rebecca Wilson Buchan Consulting Tel: +61 (0)3 9866 4722 Cell: + 61 (0)417 382 391 Email: rwilson@bcg.com.au	Joan Kureczka Kureczka/Martin Associates Tel: +1 415 821 2413 Email: Jkureczka@comcast.net

Safe Harbor Statement

Certain statements made herein (including for this purpose sites to which a hyperlink has been provided) that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements.  Investors should be aware that there are no assurances that results will not differ from those projected.
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Level 4, 199 Moorabool St, Geelong, Victoria 3220, Australia   Telephone: +61 3 5223 9900   Facsimile: +61 3 5229 0100
Email: chemgenex@chemgenex.com   ABN 79 000 248 304